May 12, 2017
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Rufus Decker, Accounting Branch Chief Office of Beverages, Apparel and Mining

Re:	Hi-Crush Partners LP
Form 10-K for Fiscal Year Ended December 31, 2016
Response dated April 25, 2017
File No. 001-35630

Ladies and Gentlemen:
This letter is in response to your letter dated May 2, 2017 setting forth comments (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Hi-Crush Partners LP’s (the “Registrant”) Form 10-K for the year ended December 31, 2016 filed on February 21, 2017 (the “Form 10-K”).
The following numbered paragraphs repeat the comments from the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.
Form 10-K for Fiscal Year Ended December 31, 2016
Consolidated Financial Statements
Consolidated Statements of Operations, Page F-4

1.
We have reviewed your response to comment 1. As discussed on page F-22, priority income allocations are made in an amount equal to incentive cash distributions allocated 100% to your sponsor. Please present on the face of your statements of operations the amount of net income (loss) attributable to limited partner units. Refer to SAB Topic 4:F.

Response: The Registrant respectfully notes in future filings, it will include additional line items on its statements of operations to outline the amount of net income (loss) which is attributable to limited partner units. As an example, the following table outlines the presentation and amounts ($ in thousands) for the fiscal years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
Net income (loss)	$(84,519)	$27,722	$133,941
Income attributable to holders of incentive distribution rights	—	(2,622)	(863)
Net income (loss) attributable to limited partner units	$(84,519)	$25,100	$133,078

Hi-Crush Partners LP
Three Riverway, Suite 1350
Houston, TX 77056
P: 713-980-6200
F: 713-980-6202

Form 8-K/A filed May 2, 2017
Exhibit 99.4 Pro Forma Condensed Combined Financial Statements
Pro Forma Condensed Combined Statements of Operations, page 3

2.
We have reviewed your response to comment 10 and the disclosures provided in Note 3 to your amended Form 8-K. Please revise the notes to your pro forma statements of operations to show, in a manner similar to that provided in Attachment A to your response to comment 5, how the limited partners’ interest in net income on both a historical and pro forma basis were determined for each period presented.

Response: The Registrant notes the Staff’s comment and will amend its Form 8-K to reconcile the limited partners’ historical and pro forma interest in net income (loss) for purpose of calculating earnings per unit. The following disclosure will be added to Note 3 of the amounts of income (loss) on a historical basis and a pro forma basis:

The following table provides a reconciliation of the limited partners’ interest in net income (loss) as previously reported on a historical basis for the years ended December 31, 2016, 2015 and 2014 (in thousands), to the pro forma amounts of net income (loss) that would be have been attributable to the limited partners if the Whitehall Contribution had taken place on January 1 of the respective fiscal year.

	Year Ended December 31,
	2016	2015	2014
Limited partners interest in net income (loss) on a historical basis	$(81,313)	$26,954	$103,244
Recast income (losses) attributable to Whitehall and Other Assets	(3,486)	2,076	10,976
Limited partners interest in net income (loss) on a pro forma basis	$(84,799)	$29,030	$114,220

* - * - * - * - * - *

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 980-6220.
Very truly yours,
HI-CRUSH PARTNERS LP

By:    /s/ Laura C. Fulton, Chief Financial Officer

cc:    Robert E. Rasmus, Chief Executive Officer
Mark C. Skolos, General Counsel

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